SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lyft, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

55087P104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55087P104		SCHEDULE 13G

1	Names of Reporting Persons Rakuten, Inc.

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 31,400,156 (see Item 4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 31,400,156 (see Item 4)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,400,156 (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 10.96%

12	Type of Reporting Person* CO

*SEE INSTRUCTIONS

CUSIP No. 55087P104		SCHEDULE 13G

1	Names of Reporting Persons Viber Media S.a.r.l.

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,410,011 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,410,011 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,400,156 (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 10.96%

12	Type of Reporting Person* CO

*SEE INSTRUCTIONS

CUSIP No. 55087P104		SCHEDULE 13G

1	Names of Reporting Persons Rakuten Europe S.a.r.l.

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 14,985,668 (see Item 4)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 14,985,668 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,400,156 (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 10.96%

12	Type of Reporting Person* CO

*SEE INSTRUCTIONS

CUSIP No. 55087P104		SCHEDULE 13G

1	Names of Reporting Persons Mikitani Hiroshi

2	Check the Appropriate Box if a Member of a Group* Not Applicable
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 31,400,156 (see Item 4)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 31,400,156 (see Item 4)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,400,156 (see Item 4)

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐ Not Applicable

11	Percent of Class Represented by Amount in Row (9) 10.96%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS

Item 1(a).		Name of Issuer: The name of the issuer is Lyft, Inc. (the “Issuer”).
Item 1(b).		Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 185 Berry Street, Suite 5000, San Francisco, CA 94107.

Item 2(a).

Name of Person Filing:
Rakuten, Inc. (“Rakuten”), Viber Medial S.a.r.l. (“Viber”), Rakuten Europe S.a.r.l. (“Europe”) and Mikitani Hiroshi (“Mr. Hiroshi”) are collectively referred to herein as the “Reporting Persons.”

Item 2(b).		Address of Principal Business Office or, if none, Residence: The principal business address of each of the Reporting Persons is 1-14-1, Tamagawa, Setagaya-ku, Tokyo, Japan 158-0094.
Item 2(c).		Citizenship: Rakuten is a corporation organized under the laws of Japan; Viber and Europe are Luxembourg Société Anonyme à Responsabilité Limitées; and Mr. Hiroshi is a citizen of Japan.
Item 2(d).		Title of Class of Securities: The class of equity securities to which this Statement relates are the Class A common stock, par value $0.00001, of the Issuer (the “Common Stock”).
Item 2(e).		CUSIP Number: The CUSIP number of the shares of Common Stock is 55087P104.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank, as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company, as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan, that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership:
(a)

Amount beneficially owned: As of March 28, 2019, Viber was the record owner of 16,410,011 shares of the Issuer’s Common Stock issuable upon the conversion of shares of convertible preferred stock, and Europe was the record owner of 14,985,668 shares of the Issuer’s Common Stock issuable upon the conversion of shares of convertible preferred stock. Upon the closing of the Issuer’s initial public offer, the shares of convertible preferred stock held by Viber and Europe converted into shares of Common Stock on a 1-for-1 basis. Viber is an indirect subsidiary of Rakuten, and Europe is a wholly-owned subsidiary of Rakuten. Mr. Hiroshi, as the Chairman and Chief Executive Officer of Rakuten, has sole voting and dispositive power over the shares of Issuer’s Common Stock held by Viber and Europe.

(b)

Percent of class: Rakuten: 10.96%, Viber:  5.73%, Europe: 5.23% and Mr. Hiroshi:  10.96%.  The foregoing percentages are calculated based on 286,463,787 shares of Common Stock represented to be outstanding by the Issuer on October 30, 2019, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019.

	(c)	Number of shares as to which Rakuten has:
		(i)	Sole power to vote or to direct the vote 31,400,156
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 31,400,156
		(iv)	Shared power to dispose or to direct the disposition of 0
Number of shares as to which Viber has:
		(i)	Sole power to vote or to direct the vote 16,410,011
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 16,410,011
		(iv)	Shared power to dispose or to direct the disposition of 0
Number of shares as to which Europe has:
		(i)	Sole power to vote or to direct the vote 14,985,668
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 14,985,668
		(iv)	Shared power to dispose or to direct the disposition of 0
Number of shares as to which Mr. Hiroshi has:
		(i)	Sole power to vote or to direct the vote 31,400,156
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 31,400,156
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2020

Rakuten, Inc.

By:	/s/ Kenji Hirose
Group Executive Vice President
CFO (Chief Financial Officer)
Its:	Authorized Representative

Viber Media S.a.r.l.

By:	/s/ Toshihiko Otsuka
Category A Manager
Its:	Authorized Representative

Rakuten Europe S.a.r.l.

By:	/s/ Toshihiko Otsuka
General Manager
Its:	Authorized Representative

/s/ Mikitani Hiroshi
Mikitani Hiroshi